LOGOS
LEGAL SERVICES
since 1907

RECEIVED
2006 DEC -4 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 2[illegible]

06018928

Reykjavik, 21 November 2006
File no. 90-06-0243

SUPPL

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (21 November 2006): Actavis Group hf. announces that it has acquired a 51% controlling interest in ZiO Zdorovje, a leading Russian pharmaceutical manufacturer. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiriksson, Associate
LOGOS legal services

PROCESSED
DEC 06 2006
THOMSON FINANCIAL

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner • Hákon Árnason
Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Jakob R. Möller • Othar Örn Petersen • Pétur Guðmundarson • Ragnar Tómas Árnason

Efstaleiti 5 • IS-103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel:+ 44 20 7920 3000 • Fax: +44 20 7920 3099

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED
2006 DEC -4 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Actavis expands presence in Russia

21.11.2006 12:25:43

Flokkur: Fyrirtækjafréttir

Prenta

Purchase of majority stake in Russian manufacturing facility strengthens position in fast growing market

Reykjavik, Iceland, November 21, 2006 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announced today that it has acquired a 51% controlling interest in ZiO Zdorovje, a leading Russian pharmaceutical manufacturer. The total commitment by Actavis is EUR47 million (US$60 million), of which EUR23 million (US$30 million) will be made available for investment for ZiO Zdorovje's world class manufacturing site to introduce new products and create a platform for increased production and capacity. This investment combined with the 49% stake that the current owners of ZiO Zdorovje will retain in the business going forward, underlines how committed both parties are to working closely together going forward.

Strategic Rationale
Russia is one of the fastest growing markets in the generic industry with growth forecast at an annual rate of 15-17% during next 5 years. Russia is already Actavis' seventh largest market, accounting for approximately 4% of the Groups annual sales. Actavis is confident that this transaction will significantly enhance its prospects in the Russian market and establish a platform for sustainable growth going forward.

The transaction will enable Actavis to transfer production of certain products to Russia and provide the Gı with a local manufacturing presence that will help to facilitate participation in state hospital tenders.

About ZiO Zdorovje
The company, established in 2001, is located in Podolsk (about 20 kilometers from Moscow) with 140 employees. Current capacity is approximately 2 billion tablets and capsules in addition to 20 million sachets a year. The factory is GMP (Good Manufacturing Practice standard) approved and is one of the first Russian manufacturers to get ISO 9001:2000 certificate (the management quality system). The Company produces 12 generic medicines and sells mainly to state medical institutions and through the Russian federal reimbursement program, providing a solid revenue base. ZiO Zdorovje is forecasting revenues of EUR21 million (USD27 million) in 2006. In 2007, the Company is expected to have revenues of EUR31 million (US$40 million), with an EBITDA level in line with Actavis Group average.

Financing
The purchase consideration will be paid from Actavis' existing committed bank facilities.

Commenting, Robert Wessman, President and CEO of Actavis Group said:
"ZiO Zdorovje is recognized internationally as the owner of one of the best manufacturing plants in the Russian market. The Company has an outstanding performance track record which has earned it a strong reputation throughout the country. This transaction therefore represents an important milestone for Actavis' expansion in Russia by providing us with a local manufacturing presence, crucial for our continued growth in this market."

Commenting, Vladimir Ageev, General Director of ZiO Zdorovje said:
"This transaction unites two world class businesses to create a powerful new force in the Russian market. We believe that the combination of our local manufacturing expertise with Actavis' extensive product portfolio will significantly enhance the growth prospects for both businesses and we are very excited about working together."

For further information:

Actavis Group
Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

Edelman
Nick Barron
(+44) 7971956141

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